[to come]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Joby Aviation, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

G65163100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Reinvent Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,663,333 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,663,333 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,663,333 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0% (2)
12	TYPE OF REPORTING PERSON OO
(1)
Reflects (a) 17,130,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of Joby Aviation, Inc. (the “Issuer”), held by Reinvent Sponsor LLC (“Sponsor”), and (b) 11,533,333 shares of Common Stock issuable upon exercise of private placement warrants (“Private Warrants”) held by Sponsor. Reid Hoffman and Mark Pincus may be deemed to beneficially own shares beneficially owned by the Sponsor by virtue of their relationship with Sponsor and disclaim beneficial ownership of such shares, except to the extent of their actual pecuniary interest therein. The 17,130,000 shares of Common Stock reported herein are earn-out shares subject to vesting based on the Common Stock achieving certain pricing thresholds on or prior to August 10, 2031 and certain lock-up restrictions, the last of which expires by August 10, 2026.

(2)
The calculation assumes that there is a total of 707,852,778 shares of Common Stock outstanding, which is the sum of (i) the 696,319,445 shares of Common Stock outstanding as of October 31, 2023, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Report”), and (ii) the 11,533,333 shares of Common Stock issuable upon exercise of the Private Warrants held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Reid Hoffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,075,356 (1)
	6	SHARED VOTING POWER 28,663,333 (2)
	7	SOLE DISPOSITIVE POWER 2,075,356 (1)
	8	SHARED DISPOSITIVE POWER 28,663,333 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,738,689 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3% (3)
12	TYPE OF REPORTING PERSON IN
(1)
Reflects (a) 75,356 shares of Common Stock held by Reid Hoffman, and (b) 2,000,000 shares of Common Stock held by Reprogrammed Interchange LLC (“Reprogrammed”). Mr. Hoffman may be deemed to beneficially own the shares held by Reprogrammed by virtue of his relationship with such entity. Mr. Hoffman disclaims beneficial ownership of the securities held by Reprogrammed, except to the extent of his actual pecuniary interest therein.

(2)
Reflects (a) 17,130,000 shares of Common Stock held by Sponsor, and (b) 11,533,333 shares of Common Stock issuable upon exercise of Private Warrants held by Sponsor. Reid Hoffman and Mark Pincus may be deemed to beneficially own shares beneficially owned by the Sponsor by virtue of their relationship with Sponsor and disclaim beneficial ownership of such shares, except to the extent of their actual pecuniary interest therein. The 17,130,000 shares of Common Stock reported herein are earn-out shares subject to vesting based on the Common Stock achieving certain pricing thresholds on or prior to August 10, 2031 and certain lock-up restrictions, the last of which expires by August 10, 2026.

(3)
The calculation assumes that there is a total of 707,852,778 shares of Common Stock outstanding, which is the sum of (i) the 696,319,445 shares of Common Stock outstanding as of October 31, 2023, as reported in the Report, and (ii) the 11,533,333 shares of Common Stock issuable upon exercise of the Private Warrants held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Mark Pincus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,000,000 (1)
	6	SHARED VOTING POWER 31,013,333 (2)
	7	SOLE DISPOSITIVE POWER 2,000,000 (1)
	8	SHARED DISPOSITIVE POWER 31,013,333 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,013,333 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (3)
12	TYPE OF REPORTING PERSON IN
(1)
Reflects (a) 1,200,000 shares held by Workplay Ventures LLC (“Workplay”), and (b) 800,000 shares of Common Stock held by MJP DT Holdings LLC (“MJP Holdings”). Mr. Pincus may be deemed to beneficially own the shares held by Workplay and MJP Holdings by virtue of his relationship with such entities. Mr. Pincus disclaims beneficial ownership of the securities held by Workplay and MJP Holdings, except to the extent of his actual pecuniary interest therein.

(2)
Reflects (a) 17,130,000 shares of Common Stock held by Sponsor, (b) 11,533,333 shares of Common Stock issuable upon exercise of Private Warrants held by Sponsor, and (c) 2,350,000 shares of Common Stock held by Reinvent Capital Fund LP (“Reinvent Capital”). Reid Hoffman and Mark Pincus may be deemed to beneficially own shares beneficially owned by the Sponsor by virtue of their relationship with Sponsor. Mr. Pincus may be deemed to beneficially own shares held by Reinvent Capital by virtue of his relationship with such entity. Mr. Pincus disclaims beneficial ownership of the securities held by Sponsor and Reinvent Capital, except to the extent of his actual pecuniary interest therein. The 17,130,000 shares of Common Stock reported herein are earn-out shares subject to vesting based on the Common Stock achieving certain pricing thresholds on or prior to August 10, 2031 and certain lock-up restrictions, the last of which expires by August 10, 2026.

(3)
The calculation assumes that there is a total of 707,852,778 shares of Common Stock outstanding, which is the sum of (i) the 696,319,445 shares of Common Stock outstanding as of October 31, 2023, as reported in the Report, and (ii) the 11,533,333 shares of Common Stock issuable upon exercise of the Private Warrants held by the Sponsor, as reported herein.

Item 1(a).	Name of Issuer:

Joby Aviation, Inc. (f/k/a Reinvent Technology Partners)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2155 Delaware Avenue, Suite #225, Santa Cruz, CA 95060

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Reinvent Sponsor LLC (“Sponsor”)

2.	Reid Hoffman

3.	Mark Pincus

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

215 Park Avenue, Floor 11, New York, NY 10003

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

The Common Stock CUSIP Number is G65163100.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Reinvent Sponsor LLC

By:	/s/ Mark Pincus
Name:	Mark Pincus
Title:	Authorized Signatory

By:	/s/ Reid Hoffman
Name:	Reid Hoffman
Title:	Authorized Signatory

/s/ Mark Pincus
Mark Pincus

/s/ Reid Hoffman
Reid Hoffman